

December 8, 2021

Peter H. Koch
Chief Executive Officer
ReoStar Energy Corp.
87 N. Raymond Ave.
Suite 200
Pasadena, California 91103

> **Re: ReoStar Energy Corp.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 24, 2021**
> **File No. 024-11669**

Dear Mr. Koch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

Signatures, page 0

1. Please ensure that the requisite signatures for the offering statement are current. Mr. Koch signed as of September 13, 2021.

Exhibits

2. Please file updated exhibits which reflect the change to the per share price and the number of shares offered. For example, you refiled the opinion of counsel with no apparent changes to the version you previously filed, despite the change to the offered per share price and the reduction in the number of shares offered.

3. Please file all requisite exhibits, including any amendments to your Articles of Incorporation. The version of the Articles which you filed with the amended Form 1-A includes the name of the corporation prior to its name change, which you indicate (at page 17 of the revised offering circular) took place in 2007. See Item 17(2) of Part III of Form 1-A. Also file as an exhibit a current consent of your auditors, as the version you refiled as exhibit 11 is dated as of September 28, 2021.

   You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation